(Securities Code 7203)
June 17, 2014
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at FY2014 Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the FY2014 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports on business review, unconsolidated and consolidated financial statements for FY2014 (April 1, 2013 through March 31, 2014) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2014

Details pertaining to the above were reported.

Resolutions:

Proposed Resolution 1:	Distribution of Surplus

Payment of a year-end dividend of 100 yen per share was approved as proposed.

Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2014 will be 165 yen per share.

Proposed Resolution 2:	Election of 15 Directors

Approved as proposed. The following 15 persons were elected and have assumed their positions as Directors:

Takeshi Uchiyamada, Akio Toyoda, Satoshi Ozawa, Nobuyori Kodaira, Mitsuhisa Kato, Masamoto Maekawa, Yasumori Ihara, Seiichi Sudo, Koei Saga, Tokuo Fukuichi, Shigeki Terashi, Yoshimasa Ishii, Ikuo Uno, Haruhiko Kato, and Mark T. Hogan.

Messrs. Ikuo Uno, Haruhiko Kato, and Mark T. Hogan satisfy the requirements to be qualified as Outside Directors as stipulated in Article 2, Item 15 of the Companies Act.

Proposed Resolution 3:	Election of 2 Audit & Supervisory Board Members

Approved as proposed. The following 2 persons were elected and have assumed their positions as Audit & Supervisory Board Members:

Masaki Nakatsugawa and Teisuke Kitayama.

Mr. Teisuke Kitayama satisfies the requirements to be qualified as an Outside Audit & Supervisory Board Member as stipulated in Article 2, Item 16 of the Companies Act.

Proposed Resolution 4:	Election of 1 Substitute Audit & Supervisory Board Member

Approved as proposed. The following person was elected as a substitute Audit & Supervisory Board Member:

Ryuji Sakai.

Mr. Ryuji Sakai is a substitute Outside Audit & Supervisory Board Member for either Mr. Kunihiro Matsuo, Ms. Yoko Wake, or Mr. Teisuke Kitayama who are currently Outside Audit & Supervisory Board Members.

Proposed Resolution 5:	Payment of Executive Bonuses

Approved as proposed. The Directors in office as of the end of FY2014 will be paid a total amount of 659,510,000 yen as executive bonuses.

Proposed Resolution 6:	Delegation to our Board of Directors of the Power to Decide the Terms of the Disposition of our Treasury Stock by Way of Third-Party Allotment

Approved as proposed. Pursuant to Articles 199 and 200 of the Companies Act, the power to decide the terms of the disposition of our treasury stock by way of third-party allotment was delegated to our Board of Directors.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 8 persons were elected as Directors with special titles and assumed their respective positions.

Chairman of the Board Takeshi Uchiyamada, President Akio Toyoda, Executive Vice Presidents Satoshi Ozawa, Nobuyori Kodaira, Mitsuhisa Kato, Masamoto Maekawa, Yasumori Ihara, and Seiichi Sudo were elected and assumed their positions as Representative Directors.

The new Directors, Audit & Supervisory Board Members, Senior Managing Officers, and Managing Officers are as follows:

Chairman of the Board	Takeshi Uchiyamada	Director	Yoshimasa Ishii

President	Akio Toyoda	Director	Ikuo Uno

Executive Vice President	Satoshi Ozawa	Director	Haruhiko Kato

Executive Vice President	Nobuyori Kodaira	Director	Mark T. Hogan
Executive Vice President	Mitsuhisa Kato	Full-time Audit & Supervisory Board Member	Yoichiro Ichimaru
Executive Vice President	Masamoto Maekawa	Full-time Audit & Supervisory Board Member	Masaki Nakatsugawa
Executive Vice President	Yasumori Ihara	Full-time Audit & Supervisory Board Member	Masahiro Kato
Executive Vice President	Seiichi Sudo	Audit & Supervisory Board Member	Kunihiro Matsuo
Director	Koei Saga	Audit & Supervisory Board Member	Yoko Wake
Director	Tokuo Fukuichi	Audit & Supervisory Board Member	Teisuke Kitayama
Director	Shigeki Terashi

Senior Managing Officers

Hirofumi Muta	Keiji Masui	Tokuo Fukuichi *	Shigeki Terashi *
Shigeru Hayakawa	Hiroji Onishi	Kiyotaka Ise	Satoru Mouri
Hisayuki Inoue	Koei Saga *	James E. Lentz	Moritaka Yoshida
Didier Leroy	Hiroyuki Yokoyama	Soichiro Okudaira
(Note) The asterisk (*) indicates that the officer doubles as a Director of TMC.

Managing Officers

Kazuhiro Miyauchi	Satoshi Takae	Kazuhiro Sato	Yasuhiko Sato
Osamu Nagata	Shigeki Tomoyama	Karl Schlicht	Masayoshi Shirayanagi
Takuo Sasaki	Riki Inuzuka	Kyoichi Tanada	Mark S. Templin
Steve St. Angelo	Shinji Kitada	Hiroyuki Fukui	Tatsuro Ueda
Johan van Zyl	Masahisa Nagata	Toshiro Hidaka	Mitsuru Uno
Hiroyoshi Yoshiki	Takeshi Numa	Koki Konishi	Takashi Yamamoto
Kazuhiro Kobayashi	Satoshi Ogiso	Shinya Kotera
Kazuo Ohara	Hayato Shibakawa	Tetsuya Otake

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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